UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ENERGIZER RESOURCES INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

91702P104

(CUSIP Number)

Sivan Fox
Vice President, Legal
Dundee Corporation
28th Floor, 1 Adelaide Street East
Toronto, Ontario, Canada M5C 2V9
Telephone: (416) 365-5352
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 91702P104
1		NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
DUNDEE CORPORATION
28TH Floor, 1 Adelaide Street East
Toronto, Ontario
M5C 2V9 Canada
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*- N/A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*-
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)- ☐ N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF	7	SOLE VOTING POWER- 10,000,000 Warrants and 14,236,150 Common Shares 1
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER- 10,000,000 Warrants and 14,236,150 Common Shares 1
WITH	10	SHARED DISPOSITIVE POWER-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 Warrants and 14,236,150 Common Shares 1
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*- ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)- (on a partially diluted basis) 20.42%
14		TYPE OF REPORTING PERSON*- CO

1 4,236,100 of these common shares of Energizer Resources Inc. are held in client accounts managed by a subsidiary of Dundee Corporation.

SCHEDULE 13D
Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned, Dundee Corporation (“Dundee”) hereby submits this statement on Schedule 13D (the “Schedule 13D”) relating to the common shares of Energizer Resources Inc. (“Energizer”).

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.01 per share, of Energizer Resources Inc., a Minnesota corporation.  The principal executive offices of Energizer Resources Inc. are located at 520 – 141 Adelaide Street West, Toronto, ON, Canada M5H 3L5

Item 2.  Identity and Background

Item 2 is hereby amended and supplemented as follows:

(a) - (c)  This Schedule 13D is being filed by Dundee Corporation, 1 Adelaide Street East, 28th Floor, Dundee Place, Toronto, Ontario, Canada, M5C 2V9

The following is a list of the directors and executive officers of Dundee Corporation, their positions with Dundee Corporation, their present principal occupations and their business addresses (if other than Dundee Corporation):

NAME AND ADDRESS	POSITION HELD	PRINCIPAL OCCUPATION
Normand Beauchamp 7850 Bombardier St., Anjou Montreal, Quebec, H1J 2G3	Director	President, Capital NDSL Inc.
Michael Cooper Dundee Real Estate Asset Management State Street Financial Centre 30 Adelaide Street East, Suite 1600 Toronto, ON M5C 3H1	Director	Managing Partner, Dundee Real Estate Asset Management and Vice Chairman & Chief Executive Officer, Dundee REIT
Jonathan Goodman Royal Bank Plaza Suite 3060 South Tower, 200 Bay St. Toronto, Ontario, M5J 2J1	Director	President and Chief Executive Officer, Dundee Precious Metals Inc.
Ned Goodman Dundee Place, 1 Adelaide St. East, 28th Floor, Toronto, Ontario, M5C 2V9	President, Chief Executive Officer and Director	President and Chief Executive Officer of Dundee Corporation and Ned Goodman Investment Counsel Limited
David Goodman Dundee Place 1 Adelaide St. East, 27th Floor Toronto, Ontario, M5C 2V9	Director	President and Chief Executive Officer of DundeeWealth Inc.
Harold P. Gordon Dundee Place, 1 Adelaide St. East, 28th Floor, Toronto, Ontario, M5C 2V9	Chairman and Director	Chairman, Dundee Corporation
Dr. Frederick H. Lowy 1515 Doctor Penfield Suite 1005 Montréal, Québec H3G 2R8	Director	President Emeritus of Concordia University
Ellis Jacob Cineplex Entertainment LP 1303 Yonge Street Toronto, ON M4T 2Y9	Director	President and Chief Executive Officer Cineplex Entertainment LP
Garth A. C. MacRae Dundee Place, 1 Adelaide St. East, 28th Floor, Toronto, Ontario, M5C 2V9	Director	Director of public and private companies
Robert Mcleish 124 Airdrie Rd. Toronto, Ontario, M4G 1M5	Director	Consultant
K. Barry Sparks 141 Adelaide Street West Suite 1470 Toronto, Ontario, M5H 3L5	Director	President Torvan Capital Group, corporate advisory and management company
Harry R. Steele 745 Windmill Road Dartmouth, Nova Scotia, B3B 1C2	Director	Chairman, Newfoundland Capital Corporation Limited, communications company
Lucie Presot Dundee Place, 1 Adelaide St. East, 28th Floor, Toronto, Ontario, M5C 2V9	Vice President and Chief Financial Officer	Vice President and Chief Financial Officer of Dundee Corporation

(a) During the past five years none of Dundee Corporation, or to the best knowledge of Dundee Corporation, its directors and executive officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(b) During the past five years none of Dundee Corporation, or to the best knowledge of Dundee Corporation, its directors and executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
(c) Majority of the directors and officers are Canadian citizens.

Item 3.  Source and Amount of Funds or Other Consideration

Dundee Corporation and its subsidiary, on behalf of managed accounts purchased the position in Energizer for cash consideration.

Item 4.  Purpose of Transaction

The position in Energizer was acquired for investment purposes and may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Item 5.                                Interest in Securities of the Issuer

Dundee owns directly or has voting control over an aggregate of 14,236,150 common shares of Energizer and warrants to purchase an additional 10,000,000 common shares of Energizer.  These holdings represent an approximate 13.10% interest, on an undiluted basis, and an approximate 20.42% interest, on a partially diluted basis, assuming the exercise of the warrants.

Unless otherwise noted, Dundee Corporation, or its applicable subsidiary, and to the best knowledge of Dundee Corporation, its directors and executive officers, has sole voting and dispositive power over the securities beneficially owned by it.  Except as disclosed herein, during the past sixty days Dundee Corporation, nor, to the best knowledge of Dundee Corporation, any of its directors and executive officers, has effected any transaction in the securities reported on this Schedule 13D.

Item 6.  Contracts, Arrangement, Undertakings or Relationships with Respect to Securities of the Issuer

Other than those indicated in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Energizer, including but not limited to transfer or voting of any such securities of Energizer, including but not limited to transfer or voting of any such securities, finder's fees, joint venture, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                                Material to be Filed as Exhibits

Nil

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2010

June 17, 2010

Date

“Sivan Fox”

Signature

Sivan Fox - Vice President, Legal

Name/Title